UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2019

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice, Proxy Statement and Proxy Card for 2019 Annual Shareholder Meeting

Reference is made to the 2019 annual general meeting of shareholders (the “Meeting”) of Kornit Digital Ltd. (the “Company”), scheduled to be held at 12:00 p.m. (Israel time) on Thursday, August 22, 2019 at the Company’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel. Notice of the Meeting was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on July 15, 2019. Further to the foregoing notice, the Company hereby furnishes, as Exhibits 99.1 and 99.2, respectively, to this Form 6-K, the following additional proxy materials in connection with the Meeting:

(i) notice (copy of the notice published on July 15, 2019), along with proxy statement, with respect to the Meeting, which describes the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting, and various other details related to the Meeting; and

(ii) proxy card for use by record shareholders of the Company for voting on the proposals to be presented at the Meeting.

The contents of Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (SEC File No. 333-232070) and Form S-8 (SEC File No.’s 333-203970, 333-214015, 333-217039, 333-223794 and 333-230567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: July 18, 2019	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Notice (copy of notice published on July 15, 2019) and Proxy Statement for 2019 Annual General Meeting of Shareholders of Kornit Digital Ltd.
99.2	Proxy Card for 2019 Annual General Meeting of Shareholders of Kornit Digital Ltd.

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